The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

02 JUL -3 AM 10: 27

June 28, 2002

02042357

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

CONVOCATION NOTICE OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

7/5

June 12, 2002

To: Shareholders

Kiichiro Furusawa
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo

CONVOCATION NOTICE OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 1st Ordinary General Meeting of Shareholders of the Company will be held as set forth below. Your attendance is respectfully requested.

If you do not plan to attend this meeting, we would be grateful if you could indicate whether you are for or against the resolutions in the enclosed proxy statement after examining the reference materials described below, affix your seal, and return the statement to us.

Description

1. Date and time: From 10:00 a.m. on Thursday, June 27, 2002

2. Place: In the conference room on the 16th floor in Head Office of the Company located at 33-1, Shiba 3-chome, Minato-ku, Tokyo

3. Subject matters of the meeting:

Matters to be reported: Matters concerning report on the balance sheet as of March 31, 2002, and the statement of income and the business report for the 1st term (from February 1, 2002 to March 31, 2002)

Matters to be resolved:

Agendum 1: Matters concerning approval of surplus appropriation plan in the 1st term

Agendum 2: Partial amendment of the Articles of Incorporation
The details of the resolution are as shown in the "Referential Documents Concerning the Exercise of Voting Rights" (from P.3 to P.7) given below.

Agendum 3: Matters concerning election of all eight (8) Directors due to expiration of office terms

Agendum 4: Matters concerning election of all five (5) Auditors due to

expiration of office terms

Agendum 5: Matters concerning granting of retirement allowances to retiring Auditors

Referential Documents Concerning Exercise of Voting Rights

1. Total Numbers of Shares Eligible to Vote

806,815 shares

2. Agenda and Reference

Agendum 1: Matters concerning approval of surplus appropriation plan in the 1st term

Concerning the present economy situation and market environment, we have decided to retain the earnings to secure stable management. Therefore, a dividend for the full fiscal period shall be ¥ 2.5 per Common stock.

A dividend shall be ¥ 40 per share annually for Class I preferred stock, ¥ 14.4 per share annually for Class II preferred stock, and ¥ 20 per share annually for Class III preferred stock.

As in the previous term, no officer's bonuses will be posted.

Agendum 2: Matters concerning partial amendment of the Articles of Incorporation

1. Reasons for amendment

(1) The Law concerning the Partial Amendment to the Commercial Code, etc. (Law No. 128, 2001), which includes establishment of new warrant ("*Shinkabu-yoyakuken*") system, amendment in Class stock ("*Shyurui-kabushiki*") system, Electronic documentation for corporate documents, etc., became effective on April 1, 2002. In connection with the above changes, we shall make the necessary amendments on the relevant provisions.

(2) Since the effective terms for Article 1 of Supplementary Provisions has expired from incorporation of the Company, and Article 2 to 4 of Supplementary Provisions will expire after this General Meeting of Shareholders closes, we shall delete the Article 1 to 4 of Supplementary Provisions after this General Meeting of Shareholders closes.

The deletion of Article2 to 4 of Supplementary Provisions will validate after this General Meeting of Shareholders closes.

2. Substance of amendments

The substance of the amendments are as follows:

Current Articles of Incorporations	Proposed Amendment
<u>Article 8. (Record Date)</u> 1. The Company shall treat the shareholders entitled to voting rights <u>appearing</u> in the final register of shareholders (including the final register of beneficial shareholders; the same applies hereinafter) as of March 31 of each year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to	<u>Article 8. (Record Date)</u> 1. The Company shall treat the shareholders entitled to voting rights <u>appearing or recorded</u> in the final register of shareholders (including the final register of beneficial shareholders; the same applies hereinafter) as of March 31 of each year as shareholders entitled to exercise their rights at the Ordinary General Meeting of

2. In addition to the immediately preceding paragraph, if necessary, the Company may treat the shareholders or registered pledgees appearing in the final register of shareholders as of such specified date as shareholders or registered pledgees entitled to exercise their rights by specifying a certain date by giving an advance public notice in accordance with a resolution of the Board of Directors.	2. In addition to the immediately preceding paragraph, if necessary, the Company may treat the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of such specified date as shareholders or registered pledgees entitled to exercise their rights by specifying a certain date by giving an advance public notice in accordance with a resolution of the Board of Directors.
Article 9. (Transfer Agent)	Article 9. (Transfer Agent)
3. The register of shareholders of the Company shall be kept at the handling office of the transfer agent, and registration of transfer of shares, registration of a pledge, entry in the register of beneficial shareholders, purchase of the Odd Lot Share and other operations relating to shares shall be handled by the transfer agent and shall not be handled by the Company.	3. The register of shareholders of the Company shall be kept at the handling office of the transfer agent, and registration of transfer of shares, registration of a pledge, entry or record in the register of beneficial shareholders, purchase of the Odd Lot Share and other operations relating to shares shall be handled by the transfer agent and shall not be handled by the Company.
Article 16. (Consolidation or Division of Shares, Warrants, etc.)	Article 16. (Consolidation or Division of Shares, Warrants, etc.)
2. The Company shall neither grant Preferred Shareholders any pre-emptive rights to subscribe for new shares, or any pre-emptive rights to subscribe for convertible bonds or bonds with warrants.	2. The Company shall neither grant Preferred Shareholders any pre-emptive rights to subscribe for new shares, or any pre-emptive rights to subscribe for bonds with new warrants.
Article 23. (Exercise of Voting Rights by Proxy)	Article 23. (Exercise of Voting Rights by Proxy)
Any shareholder may exercise his voting rights by proxy who shall be another shareholder of the Company having voting rights at the relevant General Meeting of Shareholders. In such a case, an instrument showing his authority to act as proxy shall be submitted to the Company for each General Meeting of Shareholders.	Any shareholder may exercise his voting rights by proxy who shall be another shareholder of the Company having voting rights at the relevant General Meeting of Shareholders. In such a case, a shareholder or an agent should submit an instrument showing his authority to act as proxy to the Company for each General Meeting of Shareholders.
Article 44. (Dividends)	Article 44. (Dividends)
Dividends of the Company shall be paid to the shareholders or registered pledgees appearing in the final register of shareholders as of March 31 of each year.	Dividends of the Company shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of March 31 of each year.
Article 45. (Interim Dividends)	Article 45. (Interim Dividends)

By resolution of the Board of Directors, the Company may make distribution of money pursuant to Article 293-5 of the Commercial Code of Japan (the "interim dividends") to the shareholders or registered pledgees <u>appearing</u> in the final register of shareholders as of September 30 of each year.	By resolution of the Board of Directors, the Company may make distribution of money pursuant to Article 293-5 of the Commercial Code of Japan (the "interim dividends") to the shareholders or registered pledgees <u>appearing or recorded</u> in the final register of shareholders as of September 30 of each year.
<u>Supplementary Provisions</u>	
<u>Article 1. (Shares to Be Issued upon Incorporation of the Company by Share Transfer)</u>	(Delete)
1. The Company shall be incorporated by a share transfer as provided for in Article 364 of the Commercial Code.	
2. The total number of shares to be issued upon share transfer shall be 1,088,251,859 shares, the details of which shall be as follows (each number was calculated based on the number of issued shares as of September 30, 2001 of the companies that shall become wholly owned subsidiaries of the Company and shall be adjusted in accordance with the following paragraph 3): Common stock 818,095,609 shares Class I preferred stock 20,000,000 shares Class II preferred stock 93,750,000 shares Class III preferred stock 156,406,250 shares Class IV preferred stock 0 shares	
3. In the case any shares of preferred stock or convertible bonds issued by any of the companies that shall become wholly owned subsidiaries of the Company are converted into shares of common stock up to and including the day immediately prior to the date of share transfer after October 1, 2001, notwithstanding the provisions of the immediately preceding paragraph, the number of shares of common stock to be issued upon share transfer shall be the total of 818,095,609 shares and the number of shares of common stock issued upon conversion from shares of preferred stock or convertible bonds to be issued by the companies that shall become wholly owned subsidiaries of the Company.	
4. In the case any shares of Series 1 Class A preferred stock issued by any of the companies that shall become wholly owned	

subsidiaries of the Company are converted into shares of common stock up to and including the day immediately prior to the date of share transfer after October 1, 2001, notwithstanding the provisions of Paragraph 2 hereof, the number of shares of Class I preferred stock to be issued upon share transfer shall be the number subtracting the number of converted shares of Series 1 Class A preferred stock of the companies that shall become wholly owned subsidiaries of the Company from 20,000,000 shares. 5. In the case any shares of Series 2 Class A preferred stock issued by any of the companies that shall become wholly owned subsidiaries of the Company are converted into shares of common stock up to and including the day immediately prior to the date of share transfer after October 1, 2001, notwithstanding the provisions of Paragraph 2 hereof, the number of shares of Class II preferred stock to be issued upon share transfer shall be the number subtracting the number of converted shares of Series 2 Class A preferred stock of the companies that shall become wholly owned subsidiaries of the Company from 93,750,000 shares. 6. In the case any shares of Series 3 Class A preferred stock issued by any of the companies that shall become wholly owned subsidiaries of the Company are converted into shares of common stock up to and including the day immediately prior to the date of share transfer after October 1, 2001, notwithstanding the provisions of Paragraph 2 hereof, the number of shares of Class III preferred stock to be issued upon share transfer shall be the number subtracting the number of converted shares of Series 3 Class A preferred stock of the companies that shall become wholly owned subsidiaries of the Company from 156,406,250 shares. 7. In the case any convertible bonds issued by any of the companies that shall become wholly owned subsidiaries of the Company are converted into shares of Series 1 Class B preferred stock, or in case any shares of Series 1 Class B preferred stock issued by any of the companies that shall become wholly owned subsidiaries of the Company are converted into shares of common stock up to and including the day immediately prior to the date of share transfer after October 1, 2001, notwithstanding the provisions of Paragraph 2 hereof, the number of shares of Class IV preferred stock to be	

issued upon share transfer shall be the number subtracting the number of shares of Series 1 Class B preferred stock of any of the companies that shall become wholly owned subsidiaries of the Company converted into shares of common stock of such company from the number of shares of Series 1 Class B preferred stock issued upon conversion of the convertible bonds to be issued by any of the companies that shall become wholly owned subsidiaries of the Company.	
Article 2. (Initial Fiscal Year) Notwithstanding the provision of Article 43 hereof, the initial business year shall be from the date of incorporation of the Company through March 31, 2002.	(Delete)
Article 3. (Term of Office of Initial Directors and Auditors) Notwithstanding the provisions of Articles 28 and 37 hereof, the term of office of the initial Directors and Auditors shall expire at the closing of the Ordinary General Meeting of Shareholders concerning the last fiscal term within one (1) year after their assumptions of office.	(Delete)
Article 4. (Initial Preferred Dividends) The Preferred Dividends corresponding to the period from the date of incorporation of the Company through March 31, 2002 shall, notwithstanding the provisions of Article 11 hereof, be ¥40 per share of Class I preferred stock, ¥14.40 per share of Class II preferred stock, ¥20 per share of Class III preferred stock and ¥3.20 per share of Class IV preferred stock.	(Delete)

Agendum 3: Matters concerning election of all eight (8) Directors due to expiration of office terms

Since all eight (8) Directors' terms for office will expire at the close of the general shareholders' meeting, it is proposed that all eight (8) Directors be reelected by shareholders.

Candidates for the Directors of Mitsui Trust Holdings, Inc. are as follows:

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Hisao Muramoto (Apr. 21, 1935)	Apr.1958: Joined Ministry of Finance. Jun.1986: Appointed Director-General, Kanto Local Finance Bureau. Jun.1987: Retired from Ministry of Finance. Aug.1987: Appointed Director of Japan Finance Corporation for Small Business. Jun.1990: Resigned from Board of Directors. Jun.1990: Appointed Managing Director of The Chuo Trust & Banking Co., Ltd. Dec.1990: Appointed Senior Managing Director of the Bank. Sep.1992: Appointed Deputy President of the Bank. Jun.1995: Appointed Chairman of the Bank. Jun.1999: Appointed Adviser to the Bank. Apr.2000: Appointed Senior Advisor to The Chuo Mitsui Trust & Banking Co., Ltd. Jun.2000: Appointed Chairman of the Bank. (current position) Feb.2002: Appointed Chairman of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) Chairman, The Chuo Mitsui Trust & Banking Co., Ltd.	66,000 shares
Kiichiro Furusawa (Mar. 12, 1939)	Apr.1962: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1991: Appointed Director and GM of General Planning Div. of the Bank. May.1993: Appointed Director and GM of Osaka Branch of the Bank. Jun.1993: Appointed Managing Director and GM of Osaka Branch of the Bank. Oct.1994: Appointed Managing Director of the Bank. Jun.1996: Appointed Senior Managing Director of the Bank. May.1998: Appointed Deputy President of the Bank. Apr.1999: Appointed President of the Bank Apr.2000: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd. (current position) Feb.2002: Appointed President of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President, The Chuo Mitsui Trust & Banking Co., Ltd.	59,628 shares
Kazuo Tanabe (Sep. 29, 1945)	Jul.1969: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1996: Appointed Director and GM of Loan Planning Div. of the Bank. May.1998: Appointed Managing Director and GM of Loan Planning Div. of the Bank. Apr.1999: Appointed Senior Managing Director of the Bank. Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. May 2001: Appointed Deputy President of the Bank. Feb.2002: Resigned from Deputy President of the Bank. Feb.2002: Appointed President of Mitsui Asset Trust and Banking Co., Ltd.(current position) Feb.2002: Appointed Deputy President of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President, Mitsui Asset Trust and Banking Co., Ltd.	22,515 shares

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Tomohiro Ito (Mar. 15, 1945)	Apr.1967: Joined The Chuo Trust & Banking Co., Ltd. Jun.1995: Appointed Director and GM of London Branch of the Bank. Aug.1997: Appointed Director of the Bank. Oct.1997: Appointed Director and GM of International Dept. of the Bank. Jun.1998: Appointed Director and GM of International Dept. and also GM of International Operations Center of the Bank. Jun.1998: Appointed Managing Director and GM of International Dept. and also GM of the Bank's International Operation Center. Dec.1998: Appointed Managing Director and GM of International Dept. of the Bank. Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Appointed Director and First Senior Executive Officer of the Bank. (current position) Feb.2002: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) Director and First Senior Executive Officer, The Chuo Mitsui Trust & Banking Co., Ltd.	13,210 shares
Tadashi Kawai (August 16, 1948)	Jul.1971: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1998: Appointed Director and GM of Head Office Business Div. III of the Bank. Apr.2000: Appointed Director of Feb.2002: Appointed Managing Director Mitsui Trust Holdings, Inc. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of Osaka Branch of the Bank. May.2000: Appointed Senior Executive Officer and GM of Osaka Branch of the Bank. Mar.2001: Appointed Senior Executive Officer of the Bank. Jun.2001: Appointed Managing Director of the Bank. Feb.2002: Appointed Director and Senior Executive Officer of the Bank. Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc. (current position) Jun.2002: Appointed Director and First Senior Executive Officer of The Chuo Mitsui Trust and Banking Co., Ltd.	21,501 shares
Michio Taki (Oct. 22, 1946)	Apr.1969: Joined The Chuo Trust & Banking Co., Ltd. Jun.1996: Appointed Director and GM of Treasury and Securities Dept. of the Bank. Jun.1997: Appointed Director and GM of Business Promotion Dept. of the Bank. Jun.1998: Appointed Managing Director and GM of Business Promotion Dept. of the Bank. Jun.1999: Appointed Managing Director of the Bank Apr.2000: Appointed Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Appointed Director and Senior Executive Officer of the Bank. (current position) Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc.	21,000 shares

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Hiroshi Yamaguchi (June 18, 1946)	Apr.1969: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1996: Appointed Director and GM of Shinbashi Branch of the Bank. Nov.1997: Appointed Director and GM of General Planning Div. of the Bank. Apr.1999: Appointed Managing Director and GM of Comprehensive Planning Div. of the Bank. Jun.1999: Appointed Managing Director of the Bank. Apr.2000: Appointed Managing Director of The Chuo Trust & Banking & Co., Ltd. Feb.2002: Resigned from Managing Director of the Bank. Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc.	19,500 shares
Jun Okuno (July 30,1950)	Apr.1973: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1999: Appointed Director and GM of General Planning Div. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of General Planning Dept. of the Bank. Feb.2002: Resigned from Executive Officer and GM of General Planning Dept. of the Bank. Apr.2000: Appointed Managing Director and GM of General Planning Dept. of Mitsui Trust Holdings, Inc.	12,930 shares

Note: Each candidate has no special interest in the Company.

Agendum 4: Matters concerning election of all five (5) Auditors due to expiration of office terms

Since all five (5) Auditors' terms for office will expire at the close of the general shareholders' meeting, it is proposed that three (3) Auditors be reelected and two (2) Auditors be newly elected by shareholders.

Candidates for the Auditors of Mitsui Trust Holdings, Inc. are as follows:

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Shunpei Kazama (Sept. 6, 1943)	Apr.1968: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1995: Appointed Director and GM of Head Office Business Div. III of the Bank. May.1996: Appointed Director and GM of Personnel Div. of the Bank. May.1998: Appointed Managing Director and GM of Personnel Div. of the Bank. Nov.1998: Appointed Managing Director of the Bank. Jan.1999: Appointed Managing Director and GM of Personnel Div. of the Bank. Apr.2000: Appointed Senior Managing Director of the Bank. Feb.2002: Resigned from Senior Managing Director of the Bank.	23,982 shares

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of shares of Mitsui Trust Holdings, Inc. held by such person
Kazuho Oda (July 28, 1949)	Apr.1972: Joined The Mitsui Trust & Banking Co., Ltd. May.1996: Appointed GM of Investment Advisory Div. of the Bank. May.1997: Appointed GM within Asset Management Div. of the Bank. Jan.1998: Appointed GM of Asset Management Div. Of the Bank. Oct.1998: Appointed GM of Head Office Business Div. V of the Bank. Apr.2000: Appointed GM of Nihonbashi Main Office Business Dept. V of The Chuo Mitsui Trust & Banking Co., Ltd. May.2000: Appointed Senior Manager of Personnel Planning Dept. of the Bank. Jun 2000: Appointed Corporate Auditor of the Bank. Feb.2002: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc.(current position) Mar.2002: Resigned from Corporate Auditor of The Chuo Mitsui Trust and Banking Co., Ltd. Mar.2002: Appointed Corporate Auditor of The Mitsui Asset Trust and Banking Co., Ltd.	10,000 shares
Masahiro Kajimura (Jan. 7, 1951)	Apr.1973: Joined The Chuo Trust & Banking Co., Ltd. Jun.1999: Appointed GM of Business Promotion Dept. of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust and Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer of Business Planning Dept. of the Bank. July 2001: Appointed Executive Officer of General Affairs Dept. of the Bank (current position) Feb.2002: Appointed GM of General Affairs Dept. of Mitsui Trust Holdings, Inc.	13,000 shares
Shunji Higuchi (March 30, 1926)	Mar.1951: Registered as lawyer. Joined Tokyo Bar Association. (remains a member) Jun.1997: Appointed Corporate Auditor of The Mitsui Trust & Banking Co., Ltd. Apr.2000: Appointed Corporate Auditor of The Chuo Mitsui Trust and Banking Co., Ltd. (current position) Feb.2002: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc.	4,056 shares
Shigenori Koda (March 3, 1928)	Apr 1950: Joined Nissan Chemical Industries Ltd. Apr.1962: Joined Mitsui Petrochemical Industries Ltd. Jun.1979: Appointed Board Member and Director of Business Planning & Development-Petrochemicals of the Company. Jun.1983: Appointed Managing Director of the Company. Jun.1985: Appointed Executive Vice President of DuPont-Mitsui Polychemicals Co., Ltd. Jun.1987: Appointed Senior Managing Director in charge of Corporate Plans of Mitsui Petrochemical Industries Ltd. Jun.1991: Appointed Executive Vice President of Corporate Plans. Jun.1993: Appointed President of the Company. Oct.1997: Appointed Chairman of Mitsui Chemicals, Inc. Jun.2001: Appointed Adviser to Mitsui Chemicals, Inc. (current position) Jun.2001: Appointed Corporate Auditor of The Chuo Mitsui Trust and Banking Co., Ltd. (current position) Feb.2002: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc.	0 shares

Note1: Each candidate has no special interest in the Company.

Note2: 'Shunji Higuchi and Shigenori Koda are independent auditors as required by Article 18-1 of the Law Concerning Special Treatment under the Commercial Code with Regard to the Audit, etc. of Joint Stock Companies.

Agendum 5: Matters concerning granting of retirement allowances to retiring Auditors

In recognition of their distinguished service, we propose that retirement grants be presented to the following Auditors:
Messrs. Makoto Yamakami and Kazuhiro Tokuno who will retire from Auditors upon expiration of the term at the time of conclusion of the general shareholders' meeting.

We propose to our shareholders that, with respect to the retiring Auditors, the decision of the amounts, date of presentation and procedures for the grants be entrusted to a consultation held by Auditors, within the reasonable range based on the relevant standards set by the Company.

Below is a brief summary of the careers of the retiring Auditors.

Name	Brief history.
Makoto Yamakami	Jun.1997: Appointed Director of The Chuo Trust and Banking Co., Ltd. Jun.1999: Appointed Corporate Auditor of the Bank. Apr.2000: Appointed Corporate Auditor of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Resigned from Corporate Auditor of the Bank. Feb.2002: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc. (current position)
Kazuhiro Tokuno	Jun.1999: Appointed Corporate Auditor of The Mitsui Trust and Banking Co., Ltd. Apr.2000: Appointed Corporate Auditor of The Chuo Mitsui Trust & Banking Co., Ltd.(current position) Feb.2002: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc.

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department